

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

June 11, 2009

Mr. Timothy D. Payne
President and Chief Executive Officer
MPS Group, Inc.
1 Independent Drive
Jacksonville, FL 32202

      Re: **MPS Group, Inc.**
             Form 10-K for Fiscal Year Ended December 31, 2008
             Filed February 27, 2009
             File No. 0-24484

Dear Mr. Payne:

      We have reviewed your response letter dated May 15, 2009 to comment number one and your proposed revision of Critical Accounting Policy disclosure. Please address the following comments in the Form 10-Q for the quarter ended June 30, 2009. In addition, please provide a draft of your proposed disclosures.

Form 10-K
Management's Discussion and Analysis
Critical Accounting Policies
Impairment of tangible and intangible assets, page 16

1. Please consider to provide the quantitative information presented in the third paragraph of your proposed revision of Critical Accounting Policy disclosure on a tabular format.

2. Provide a sensitivity analysis of your most recent impairment test assumptions for your North American IT Services reporting unit, your Accounting and Legal reporting unit of your North American Professional Services segment, and the UK reporting unit of your International Professional Services segment based upon reasonably likely changes. The sensitivity analysis should show how much additional impairment charge would you have had on each of these reporting units if each of the discount rate, revenue growth rates and profitability growth rates increase or decrease by 1%.

3. We note that as of your latest annual impairment testing under SFAS 142 that the fair value of your Healthcare reporting unit of your North American Profession Services segment exceeded its carrying value by around 15%. In this regard:

- Provide a discussion of your historical cash flow growth rates and explain how your historical growth rates were considered when determining the growth rate to be utilized in your cash flow projections.
- Disclose the growth rate you need to achieve in your cash flow projections in order to avoid having a goodwill impairment charge.
- In view of the current economic environment, discuss how you considered the uncertainties inherent in your estimated future growth rates. For example, you should explain if and when you anticipated a recovery of the economy in your growth rates used in your cash flows analysis.
- Describe changes to the assumptions and methodologies, if any, since your last annual impairment test.

For further guidance, refer to Release No. 33-8350 "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations.

4. Refer to your tabular segment disclosures on page 7 of your March 31, 2009 Form 10-Q which reflect material deterioration in your segment operating results when compared with the operating results of the fourth quarter and the first quarter of 2008. Tell us whether the growth rates assumptions used in the most recent annual impairment test are consistent with the 1st quarter operating results. Further, addressing the factors in paragraph 28 of SFAS 142 tell us how you concluded that you were not required to perform an interim goodwill impairment test under SFS 142 as of March 31, 2009.

5. In light of the significant goodwill impairment charge reflected in the final quarter of fiscal year 2008, you should expand your MD&A to discuss for each affected reporting unit your expectations regarding your future operating results and liquidity as a result of taking an impairment charge. You should clearly explain to your investors, if true, that you expect that historical operating results will not be indicative of future operating results. You should also discuss the primary drivers in your assumptions that resulted in the goodwill impairment charge. For instance, expand your disclosures to discuss how you reduced or increased projected future revenues, net cash flows or the discount rates assumptions used in your cash flows projections. In addition, discuss whether and when you considered a recovery of the economy in your cash flow projections.

You may contact Joseph M. Kempf, Senior Staff Accountant, at (202) 551-3352 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351, if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Staff Attorney, at (202) 551-3415, or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director